

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2011

Robert E. Swanson
Chief Executive Officer
Ridgewood Energy Corporation
14 Philips Parkway
Montvale, NJ  07645

> **Re:** **Ridgewood Energy A-1 Fund, LLC**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed March 1, 2011**
> **File No. 0-53895**

Dear Swanson:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc:     Via Facsimile
        Daniel V. Gulino
        (201) 447-0474